Filed by SmartForce Public Limited Company
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: SkillSoft Corporation
Commission File No. 000-28823

Additional Information And Where To Find It

            SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. SkillSoft and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. Information regarding SmartForce’s executive officers is contained in SmartForce’s Form 10-K for the year ended December 31, 2001, as amended, which is filed with the SEC. As of May 31, 2002, SmartForce’s directors and executive officers beneficially owned approximately 4.5 percent of SmartForce’s outstanding voting stock. Information regarding SkillSoft’s executive officers is contained in SkillSoft’s Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft’s directors and executive officers beneficially owned approximately 43 percent of SkillSoft’s outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the Registration Statement and the Join Proxy Statement/Prospectus.

            In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

Forward Looking Statements

           This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding expected synergies, the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on training investments for the companies’ customers, timing of closing, industry ranking, execution of integration plans, management and organizational structure, the name of the combined company, and the tax effect to the shareholders of both companies. All forward-looking statements in this document are subject to risks, uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. The factors that could cause actual results or events to differ include, but are not limited to, the possibility that the market for the sale of certain products and services may not develop as expected, that development of these products and services may not proceed as planned, that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty, that the parties opt for a different name for the combined company or that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional factors that could cause actual results or events to differ materially from those in the forward-looking statements are included in SmartForce’s and SkillSoft’s filings with the Securities and Exchange Commission, specifically SmartForce’s annual report on Form 10-K for the year ended December 31, 2001, SkillSoft’s quarterly report on Form 10-Q for the quarter ended April 30, 2002, and subsequently filed reports. The forward-looking information provided by SmartForce and SkillSoft in this document represents SmartForce’s and SkillSoft’s views as of June 18, 2002. SmartForce and SkillSoft anticipate that subsequent events and developments may cause these views to change. However, while SmartForce and SkillSoft may elect to update this forward-looking information at some point in the future, SmartForce and SkillSoft specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing SmartForce’s or SkillSoft’s views at any date subsequent to the date of this document.